May 17, 2005


Via Facsimile at (617) 248-4000 and U.S. Mail

William C. Rogers, Esq.
Choate, Hall & Stewart LLP
53 State Street
Boston, MA  02109

	Re:	Sierra Pacific Resources
Amendment No. 3 to Schedule TO-I filed May 17, 2005
SEC File No.  5-44979

Amendment No. 3 to Form S-4 Filed May 17, 2005
SEC File No. 333-124083

Dear Mr. Rogers:

	We have the following comments on your filings.

Form S-4

Exhibit 5.1
1. Please revise your opinion to remove the assumptions you have made that the Indenture and Purchase Contract Agreement will be valid and legally binding obligations or explain to us why you believe that these assumptions are necessary.
2. We presume that the paragraphs numbered 1, 2 and 3 constitute the opinion of counsel, however, the opinion does not make this clear as it presently states that "all requisite action" shall have been taken with respect to each security. Please revise to specifically state that counsel has opined that the New PIES and Stock Purchase Contracts, as an example, are valid and legally binding obligations of the Company.
3. Please revise your legal opinion to opine as to the fact that the
Common Stock Purchase Rights are legally binding obligations.
4. Please revise to clarify under which jurisdiction(s) you are rendering your opinion. We note your reliance upon the opinion of Woodburn and Wedge with respect to matters of law and legal conclusions governed by the laws of the State of Nevada, however, it is not clear to what matters you are making reference aside from the issuance of the Shares. For example, your opinion as to the Senior
Notes must be under the laws of the state governing the indenture and your opinion as to the contractual obligations, such as the New PIES,
Stock Purchase Contracts and Common Stock Purchase Rights, must be under the laws of the state governing each respective contract.
5. We note that your opinion is subject to the effects of good faith and fair dealing. Please remove this limitation or explain to us why you believe it is necessary.
6. We also note your indication that your opinions are qualified to the extent that certain provisions of the Registered Securities are unenforceable. You indicate that such provisions do not render the
Registered Securities invalid yet it would still appear that this qualification limits your ability to render your opinions, especially as to your determination that the respective Registered Securities are legally binding. Please revise this limitation or explain to us why you believe it is necessary. This comment also applies to
Exhibit 5.2.

Closing Comments
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence.
      If you do not agree with a comment, please tell us why in your response. Please direct any questions regarding our comments to me at (202) 551-3264.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions



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May 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE